EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation

Fieldstone Mortgage Company	Maryland
Fieldstone Mortgage Ownership Corp.	Maryland
Fieldstone Servicing Corp.	Maryland